Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 4 DATED APRIL 27, 2015
TO THE PROSPECTUS DATED APRIL 15, 2015
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 15, 2015, as supplemented by supplement no. 1 dated as of December 11, 2014, supplement no. 2 dated April 15, 2015 and supplement no. 3 dated April 15, 2015. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into an agreement relating to IRA custodial services with NuView IRA.
IRA Account Investments through NuView IRA
If you would like to purchase shares through an IRA account, NuView IRA has agreed to act as an IRA custodian for purchasers of our common stock as described below, pursuant to an agreement dated April 16, 2015. Equity Trust Company and Community National Bank previously had agreed to act as IRA custodians for purchasers of our common stock as described in the prospectus; however, we do not require that you use either NuView IRA, Equity Trust Company or Community National Bank.
If you would like to establish a new IRA account with NuView IRA for an investment in our shares, we will pay the first year annual account fee. After we pay the first year annual account fee, investors will be responsible for the annual account fees charged by NuView IRA at the anniversary date of the opening of the account, as well as all other fees related to the account charged by NuView IRA.
Further information about custodial services is available through your broker or through our dealer manager at www.kbs-cmg.com.